FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Sternlicht Barry S.	2. Issuer Name and Ticker or Trading Symbol Starwood Hotels & Resorts Worldwide Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Starwood Hotels & Resorts Worldwide, Inc. 1111 Westchester Ave.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 2, 2003
(Street) White Plains, NY 10604		5. If Amendment, Date of Original (Month/Day/Year) January 2, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Shares (1)	12/31/02		M(2)		24,512	A	$23.66	293,093(15)	D

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Class A RP Units(3)	1-for-1	1/2/03		M			23,936	(4)	(5)	Class B EPS(6)	23,936		0	D
Class B OP Units(7)	1-for-1	1/2/03		M			15,909	(8)	(9)	Class B EPS	15,909		0	D
Class B EPS	(10)	1/2/03		A		39,845				Class A EPS	39,845		238,593	D
Class B EPS	$38.50	1/2/03		J(11)			238,593	1/2/03	1/2/04	Class A EPS	238,593		0	D
Class A RP Units	1-for-1	1/2/03		M			180	1/2/03		Class B EPS	180		0	I	Family Trusts
Class B OP Units	1-for-1	1/2/03		M			120	1/2/03		Class B EPS	120		0	I	Family Trusts
Class B EPS	(12)	1/2/03		A		300		1/2/03		Class A EPS	300		1,798	I	Family Trusts
Class B EPS	$38.50	1/2/03		J(13)			1,798	1/2/03	1/2/04	Class A EPS	1,798		0	I	Family Trusts
Phantom Shares(14)	1-for-1	12/31/02		M			24,512			Shares	24,512		30,656	D

Explanation of Responses:

(1) Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") owns an equivalent number of Class B shares of beneficial interest ("Trust Shares") of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share ("Shares").
(2) Acquired in connection with a distribution of phantom shares in accordance with the terms of the Annual Incentive Plan for Certain Executives (the "AIP").
(3) Partnership units of SLT Realty Limited Partnership, of which the Trust is the general partner, are exhangeable for Class B Exchangeable Preferred Shares of the Trust ("Class B EPS") on a one-for-one basis on or prior to January 2, 2003.
(4) See note 3 above.
(5) See note 3 above.
(6) Shares of Class B EPS are exchangeable for Class A Exchangeable Preferred Shares of the Trust ("Class A EPS") at any time on a one-for-one basis. In addition, Class B EPS may, at the option of the holder, be redeemed at a price equal to $38.50 per share from January 2. 2003 through January 2, 2004.
(7) Partnership units of SLC Operating Limited Partnership, of which Starwood is the general partner, are exchangeable for Class B EPS on a one-for-one basis on or prior to January 2, 2003.
(8) See note 7 above.
(9) See note 7 above.
(10) See note 6 above.
(11) See note 6 above.
(12) See note 6 above.
(13) See note 6 above.
(14) Each year a portion of Reporting Person's bonus is received in phantom shares, in accordance with the the AIP, that are credtited to a deferred share account and vest over a period of three years.
(15) Corrected balance to reflect the balance as reported on Form 5 filed on 2/13/02.

By: /s/ Kenneth S. Siegel Attorney-in-Fact **Signature of Reporting Person	2/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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